UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 11, 2005

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2300 Englert Drive, Suite G

Research Triangle Park

Durham North Carolina 27713

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .

Adherex Technologies Inc.

Form 6-K

On May 10, 2005, the Company issued a press release announcing its financial results for the first quarter ended March 31, 2005, and on May 11, 2005, the Company issued its interim financial statements for the quarter, as well as the related Management’s Discussion and Analysis and CEO/CFO certifications. These materials are furnished as Exhibits 99.1-99.5 hereto and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date May 11, 2005	By:	/s/ D. Scott Murray
D. Scott Murray
Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	The Registrant’s Press Release dated May 10, 2005

99.2	The Registrant’s Financial Statements for the First Quarter Ended March 31, 2005

99.3	Management’s Discussion and Analysis for the First Quarter Ended March 31, 2005

99.4	Certification of Interim Filings During Transition Period by Chief Executive Officer

99.5	Certification of Interim Filings During Transition Period by Chief Financial Officer